March 6, 2018

Via EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	IES Holdings, Inc.

Post-Effective Amendment to Form S-3 on Form S-1

Filed February 22, 2018

File No. 333-215071

Post-Effective Amendment to Form S-3 on Form S-1

Filed February 22, 2018

File No. 333-186786

Dear Mr. Ingram:

IES Holdings, Inc. (the “Company”) is pleased to respond to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2018, with respect to the post-effective amendments to the Company’s resale registration statements on Form S-3 (File No. 333-215071 and File No. 333-186786) (together, the “Resale Registration Statements”), filed by the Company with the Commission on February 22, 2018.

For the Staff’s convenience, our response below is preceded by the text of the Staff’s corresponding comment in bold, italicized text.

General

1.	We note that you filed this post-effective amendment for the purpose of converting each of your registration statements from Form S-3 to Form S-1. It appears that your eligibility to use From S-3 ended on the date you filed your Form 10-K for the fiscal year ended September 30, 2017. Please confirm. As a result, it appears you were required to provide a Section 10(a)(3) update via a post-effective amendment no later than sixteen months from the date of the audited financial statements contained in the subject registration statements, or in your case, no later than January 31, 2018. Please advise and clarify supplementally whether your registration statements were used for the offer or sale of your securities after January 31, 2018.

IES Holdings, Inc. | 1 Sound Shore Dr., Suite 304 | Greenwich, Connecticut 06830 | (203) 992-1111

Response: The Company confirms that its eligibility to use Form S-3 ended on the date on which the Company filed its Form 10-K for the fiscal year ended September 30, 2017. Upon discovering that it was ineligible to use Form S-3, the Company contacted the holders of the securities covered by the Resale Registration Statements (the “Selling Stockholders”) and informed them that they were required to cease offers and sales under the Resale Registration Statements effective immediately. The Selling Stockholders have confirmed that the Resale Registration Statements were not used for the offer or sale of the Company’s securities after January 31, 2018.

The Company hereby acknowledges that:

•	The Company and its management are responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

I hope you find our response helpful in your review of the post-effective amendments to the Resale Registration Statements. Please feel free to contact me at (203) 992-1113 or gail.makode@ies-co.com with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ Gail D. Makode

Gail D. Makode
Senior Vice President, General Counsel and Secretary

cc:	Via E-Mail

G. Michael O’Leary, Andrews Kurth Kenyon LLP

Courtney Cochran Butler, Andrews Kurth Kenyon LLP

IES Holdings, Inc. | 1 Sound Shore Dr., Suite 304 | Greenwich, Connecticut 06830 | (203) 992-1111